

November 3, 2010

Charles Moran
President and Chief Executive Officer
SSI Investments II Limited
107 Northeastern Boulevard
Nashua, New Hampshire 03062

> **Re: SSI Investments II Limited
>   Registration Statement on Form S-4
>   Filed October 8, 2010
>   File No. 333-169857**

Dear Mr. Moran:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to you registration statement and the information you provided in response to these comments, we may have additional comments.

Form S-4

Item 22. Undertakings, page II-8

1.   We note that you have not included the undertakings specified in Item 512(a)(5) and (6) of Regulation S-K. Please advise or revise your disclosure to add the foregoing.

Signatures, page II-9

2.   The Form S-4 must be signed by each registrant's principal executive officer, principal financial officer, and its controller or principal accounting officer. Refer to Instruction 1 to Signatures in the Form S-4. Please provide all of the required signatures for SkillSoft Ireland Limited, SkillSoft Canada, Ltd., SkillSoft Finance Limited, SkillSoft U.K. Limited, CBT (Technology) Limited, Stargazer Productions, and Books24X7.com, Inc., or advise.

Exhibit 5.1

3.   The legal opinion you have filed is limited to the laws of the state of Delaware, the
        Commonwealth of Massachusetts, and the federal laws of the United States.
        However, Section 12.08 of the indenture and the guarantees provide that such
        transaction documents are to be governed by the laws of the state of New York. As
        counsel's opinion must properly address the enforceability of debt securities issued
        pursuant to the indenture, including all guarantees, please file a revised opinion which
        covers New York law. See Item 601(b)(5) of Regulation S-K.

Exhibits 5.2, 5.3, 5.4, and 5.5

4.   We note that paragraph 1.2 of Exhibit 5.2, the last paragraph of Exhibits 5.3 and 5.5,
        and the penultimate paragraph of Exhibit 5.4 limit the extent to which persons other
        than the company and its special counsel may rely on counsel's opinion. Please be
        advised that stockholders are entitled to rely on the opinions. Accordingly, please
        obtain revised opinions of counsel that do not contain these inappropriate limitations
        on reliance.

        Your responsive amendment should also include a marked copy of the amended filing
that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as
those in HTML format that show changes within paragraphs help us to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments
and provides any requested information. Detailed cover letters greatly facilitate our review.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities Act
of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective
date of the pending registration statement please provide a written statement from the
company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with
  respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility
  for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Courtney Haseley, Staff Attorney, at (202) 551-3548, or me at (202) 551-3456 with any questions.

Sincerely,

Matthew Crispino
Staff Attorney

cc: Via Facsimile: (617) 235-0514
        Craig Marcus, Esq.
        Ropes & Gray LLP